Press Release dated June 19, 2003

Sprint Canada and Microcell Solutions Agree To Deliver a Unique Wireline and Wireless Service Bundle to Residential Consumers

Agreement offers Canadians a flexible and affordable monthly telecom package including local, long distance and wireless service en Français

TORONTO and MONTRÉAL, June 19, 2003 — Sprint Canada Inc., a leading Canadian provider of integrated voice and data communications solutions to consumers and businesses, and Microcell Solutions Inc., a national provider of Personal Communications Services (PCS) under the Fido® brand, today announced that they have agreed, through a letter of agreement, to bring Canadian consumers a one-of-a-kind residential wireline-wireless bundled service.

This unique bundle will provide consumers with access to affordably priced, flexible home telephone and wireless phone services, with one point of customer contact and one monthly bill. Specific information regarding the wireline-wireless bundle will be disclosed when the offer is launched this fall.

“We are delighted to join forces with Sprint Canada to offer Canadian consumers this innovative communications solution,” said Alain Rhéaume, president and chief operating officer of Microcell Solutions Inc. “The arrangement will give us better access to a market segment where Microcell is not yet largely represented, and it will provide additional visibility to the Fido brand, through Sprint Canada’s aggressive marketing programs.”

Under the terms of the agreement, Sprint Canada will co-market Fido Service to current and potential local service customers across Canada. The offer will include a selection of handsets with flexible rate packages tailored to the varying needs of today’s telecommunications consumer. Microcell will provide technical support service and Sprint Canada will provide sales, marketing, customer support, billing and payment processing services.

“Canadian consumers are looking for a simple and affordable all-in-one telecommunications package to make their lives easier. This unique wireline-wireless bundle will enable families to provide a wireless phone to a teenager, an elderly parent or spouse, at an unbeatable value,” said Bill Linton, chief executive officer, Sprint Canada Inc. “By working in conjunction with one of Canada’s leading wireless companies, Sprint Canada is able to continue its great tradition of delivering more innovation and choice to Canadian consumers. This type of bundling represents the next evolution in residential telecommunications services, and consumers can expect more from us in the future.”

Pursuant to the agreement, Sprint Canada will have access to Microcell’s Global System for Mobile communications (GSM)-based national wireless network and technical support services.

Sprint Canada intends to offer the wireline-wireless service to its more than 150,000 local residential customers and to new customers by the fall of this year. The service will be offered in all Fido markets where Sprint Canada provides local service including Vancouver, Calgary, Toronto, the National Capital Region, Montréal and Southern Ontario, representing a total area of 4.0 million residential households.

Call with the media

A teleconference media briefing with a question and answer session is scheduled for today from 11:00 a.m. — 12:00 p.m. ET. To participate, please dial 416 695-9753 or 1 800 446-4472 (toll free) between 10:50 a.m. and 10:59 a.m. The reservation number is T430280S.

Executives participating in the call include:

•	Alain Rhéaume, president and chief operating officer, Microcell Solutions Inc.

•	Bill Linton, chief executive officer, Sprint Canada Inc.

•	David Bowden, president, consumer services group, Sprint Canada Inc.

For those not able to participate, a replay of the call will be available until June 23, 2003 at 12:00 p.m. ET. To access the replay, call 416 252-1143 or 1 866 518-1010 (toll free).

About Microcell Solutions Inc.

Microcell Solutions Inc. is a national provider of Personal Communications Services (PCS) under the Fido® brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over one million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

About Sprint Canada Inc.

Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to consumer and business customers. Sprint Canada and Call-Net are headquartered in Toronto, own and operate an extensive national fibre network and have over 134 co-locations in nine of Canada’s largest metropolitan markets. Call-Net is listed on the Toronto Stock Exchange and its shares trade under the symbols FON and FON.B. For more information, visit www.sprint.ca and www.callnet.ca.

Fido is a registered trademark of Microcell Solutions Inc.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact:	Investor Relations contact:
Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com

Microcell Telecommunications Inc.: Claire Fiset (514) 992-1368 claire.fiset@microcell.ca

Karen Berkhout Investor Relations (604) 601-1062 karen.berkhout@microcell.ca